Terms supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 3-II dated November 4, 2020 and the underlying supplement no. 1-II dated November 4, 2020

Registration Statement
Nos. 333-236659 and 333-236659-01
Dated December 30, 2022
Rule 424(b)(3)

North America Structured Investments

2yr SPXT5UE Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Overview

The notes provide exposure to the S&P 500® Daily Risk Control 5% Excess Return Index (the "Index"). The Index provides variable notional exposure to the S&P 500® Total Return Index (the "Underlying Index"), while targeting an annualized volatility of 5%. The Index also reflects, on a daily basis, the deduction of the notional financing cost. The Underlying Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets and is calculated on a total-return basis (*i.e.*, dividends and other distributions are notionally reinvested).

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	S&P 500® Daily Risk Control 5% Excess Return Index
Index Ticker:	SPXT5UE
Participation Rate:	At least 225.00%*
Initial Value:	The closing level of the Index on the Pricing Date
Final Value:	The closing level of the Index on the Observation Date
Index Return:	(Final Value – Initial Value) / Initial Value
Pricing Date:	January 31, 2023
Observation Date:	January 31, 2025
Maturity Date:	February 5, 2025
Additional Amount:	$1,000 × Index Return × Participation Rate
Payment At Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount, *provided* the Additional Amount will not be less than zero. *You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.*
CUSIP:	48133TLS2
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48133TLS2/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Participation Rate will be provided in the pricing supplement and will not be less than 225.00%

**Reflects Participation Rate equal to the minimum Participation Rate set forth herein, for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Total Returns**


Note Performance
Index Performance
$2,300
$2,100
$1,900
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
Payment at Maturity
-50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Index Return

Final Value	Index Return	Total Return on the Notes
165.00	65.00%	146.25%
150.00	50.00%	112.50%
140.00	40.00%	90.00%
130.00	30.00%	67.50%
120.00	20.00%	45.00%
110.00	10.00%	22.50%
105.00	5.00%	11.25%
101.00	1.00%	2.25%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
60.00	-40.00%	0.00%
40.00	-60.00%	0.00%
20.00	-80.00%	0.00%
0.00	-100.00%	0.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than the principal amount at maturity. • The level of the Index will include the deduction of a notional financing cost. • The Index may not be successful and may not outperform the Underlying Index. • The Index may not approximate its target volatility. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • No interest payments, dividend payments or voting rights. • JPMorgan Chase & Co . is currently one of the companies that make up the Underlying Index. • The daily adjustment of the exposure of the Index to the Underlying Index may cause the Index not to reflect fully any appreciation of the Underlying Index or to magnify any depreciation of the Underlying Index. • The Index may be significantly uninvested, which will result in a portion of the Index reflecting no return. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, s upe rseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information pres ent ed herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. North America Structured Investments 2 yr SPXT5UE Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information